Filed by Kookmin Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Kookmin Bank

Commission File No. 001-15258

Date: June 30, 2008

Important Information

In connection with its proposed establishment of a financial holding company, Kookmin Bank has filed and will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and amendments thereto and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Kookmin Bank on the Investor Relations section of its website at www.kbstar.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Kookmin Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Kookmin Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Kookmin Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Kookmin Bank, including on Form 20-F and on the Form F-4 that Kookmin Bank will file with the SEC. Kookmin Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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Kookmin Bank publicly disclosed the following through a filing with the Korea Exchange on June 30, 2008.

Preliminary Approval Granted by the Financial Services Commission for the

Establishment of a Financial Holding Company

On June 27, 2008, Kookmin Bank obtained the preliminary approval from the Financial Services Commission (the “FSC”) for the establishment of a financial holding company, tentatively to be called KB Financial Group Co., Ltd. (“KB Financial Group”).

Each of the entities that will become wholly-owned direct subsidiaries of KB Financial Group after its establishment, including Kookmin Bank, plans to convene an extraordinary general meeting of its stockholders to approve the stock transfer for the establishment of KB Financial Group in late August 2008. Upon receiving the approval of the stock transfer by our stockholders, we plan to establish KB Financial Group in late September 2008 after obtaining the official approval from the FSC.

Entities that will become wholly-owned direct subsidiaries of KB Financial Group after its establishment: Kookmin Bank, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Data Systems Co., Ltd., KB Credit Information Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd.

The above schedule may be subject to change by the board of directors of Kookmin Bank at the board of directors meeting or by the stockholders of Kookmin Bank at the extraordinary general meeting of stockholders.

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